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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                         Form 20-F   X        Form 40-F
                                    ---                 ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                         Yes                   No  X
                            ---                   ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                         Yes                   No  X
                            ---                   ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes                   No X
                             ---                  ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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

ENDESA is Constructing 16 Wind Farms That Will Add 314 Additional MW for 2004

    NEW YORK--(BUSINESS WIRE)--Nov. 25, 2003--ENDESA (NYSE: ELE)

    -- ECYR, ENDESA's renewable energies subsidiary, has 16 wind farms under construction which will be connected to the grid between the end of 2003 and 2004.

    -- With this additional 314 MW, ENDESA's wind capacity will reach 1,135 MW in 2004. Thus, ENDESA will have a 20% share of wind power capacity in Spain.

    --  In 2003 ECYR's wind farms total output will amount to 1,627
        GWh.

    --  Total investment for these 16 wind farms is Euro 280 million.

    -- This investment is part of ENDESA's Power Plan, included in the company's Strategic Plan, which contemplates 2,000 additional MW of renewable energies.

    From November to the end of 2004, ENDESA, through its subsidiary ECYR (Endesa Cogeneracion y Renovables), will start up 16 new wind farms.
    These plants will increase ENDESA's wind capacity by 314 MW, which added to those that are already in operation will represent a total wind capacity of 1,135 MW, a 20% of the total wind power capacity in Spain, the second country in the world-wide ranking of exploitation of wind force.
    Three of these wind farms, located in Galicia, Castilla y Leon and Aragon, are expected to be completed by the end the year. The other 13, constructed in Galicia, Andalusia, Aragon and Castilla y Leon, will be connected to the grid throughout 2004.
    The most recent are two in Galicia, where construction is beginning this week, which will add a total installed capacity of
45.54 MW. One is the Leboreiro wind farm (21.12 MW) raised on Muras municipality (Lugo) and the other is Carballeira wind farm (24.42 MW), in Xermade (Lugo) and As Pontes (A Coruna). The investment amounts to Euro 39 million.
    Carballeira wind farm completes a great aeolic complex located in As Pontes that reaches a total installed capacity of 161.70 MW. This new investment in renewable energies reinforces ENDESA's commitment in the area, where it will invest 275 additional million euros for the repowering of the 1,400 MW As Pontes thermal plant. The repowering of the plant will extend its life for 20 years and will significantly improve the environmental conditions by using only imported coal.
    The Leboreiro plant together with Pena Luisa, Pedra Chantada, Pena Grande and Silan, comprises another unit with a total capacity of 95.7 MW.
    In 2003 ECYR's wind farms generated a total of 1,627 GWh. It is estimated that with the 16 new facilities, the total annual output will increase by 785 GWh.
    Distribution of the 78 wind farms participated by ECYR in 2004 is as follows: 16 in the Canary Islands, 22 in Galicia, 13 in Castilla y Leon, 15 in Aragon, 11 in Andalusia, and 1 in Catalonia.
    Total investment for these 16 wind farms amounts to Euro 280 million. This investment is included in ENDESA's Strategic Plan, which contemplates 2,000 additional MW of renewable energies.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               ENDESA, S.A.

Dated: November 25th, 2003    By: /s/ David Raya
                                 --------------------------------------
                            Name: David Raya
                           Title: Manager of North America Investor Relations